U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-KSB

        For Period Ended                           Commission File No. 0-15224
          June 30, 2004                              CUSIP No. 0074223 06 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       ADVANCE DISPLAY TECHNOLOGIES, INC.
                            (Full Name of Registrant)

                    7334 So. Alton Way, Building 14, Suite F
                            Englewood, Colorado 80112
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As previously announced, the Company's acquisition of two new businesses, Regent Theaters, L.L.C. ("Theaters") and Regent Releasing, L.L.C. ("Releasing") on November 30, 2003 was unwound by the reassignment of Theaters and Releasing back to Regent Entertainment Partnership, L.P. ("Regent") on May 12, 2004. The Company reassigned the membership interests in those companies to Regent before resolving the claims of Regent and its principals, Stephen P. Jarchow and Paul Colichman seeking, among other things, a return of their aggregate $250,000 investment in shares of the Company's preferred stock. The Company is currently engaged in settlement negotiations with Regent, Jarchow and Colichman to resolve those claims but the failure to complete those negotiations by the September 30, 2004 due date for the Company's Form 10-KSB report has resulted in substantial delays in the preparation of the Company's annual financial statements. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Matthew W. Shankle      (303) 267-0111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [  ]  No

The Form 8-K/A to amend the Form 8-K dated November 30, 2003 by adding pro forma financial statements thereto was not filed; rather, a Form 8-K/A acknowledging the rescission of the subject transaction has been filed by the Company concurrently herewith.

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X]  Yes          [  ]  No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects to report approximately 26% to 33% lower net losses for fiscal 2004 as compared to fiscal 2003 primarily due to reduced interest expense from the conversion


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and forgiveness of most of the Company's debt in fiscal 2004, partially offset by the net losses on the discontinued operations of Theaters and Releasing.

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                       Advance Display Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2004                  By:/s/Matthew W. Shankle
                                              ---------------------------------
                                                 Matthew W. Shankle, President